UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 September 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

Gold Fields acknowledges SEC investigation
Gold Fields Limited has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and
Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation. Given the early stage of this investigation, it is not possible to estimate reliably what effect, the outcome this investigation, any regulatory findings and any related developments may have on the Company.

10 September 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 September 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title:
Chief Executive Officer